FEDERATED CORE TRUST II, L.P.
FEDERATED CORE TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

March 19, 2014

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED CORE TRUST II, L.P. (the “Registrant”, collectively the “Registrants”)

EMERGING MARKETS FIXED INCOME CORE FUND (the “Fund”, collectively the “Funds”)

1940 Act File No. 811-10625

FEDERATED CORE TRUST (the “Registrant”, collectively the “Registrants”)

FEDERATED MORTGAGE CORE PORTFOLIO (the “Fund”, collectively the “Funds”)

HIGH YIELD BOND PORTFOLIO (the “Fund”, collectively the “Funds”)

1940 Act File No. 811-8519

Dear Ms. White:

The Registrants are filing this correspondence to respond to your March 11, 2014 comments on its preliminary Proxy Statement and form of proxy for the above-referenced Registrants, submitted via EDGAR on March 7, 2014.

1. In response to your comment #1, the following “Tandy” representation was in the transmittal letter to the SEC for the preliminary Proxy Statement filed March 7, 2014.

In connection with the review of this filing by the Staff of the Commission, the Registrants acknowledge the Staff’s view that: the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. In response to your comment #2, the following will be added:

“The New Advisory Contracts will result in higher fees paid by each Core Fund and its shareholders”.

3. In response to your comment #3, the following will be added:

“If a New Advisory Contract is not approved by the Core Fund’s shareholders, the Adviser will continue to provide services under the terms of the existing advisory contract.”

4. In response to your comment #4, the following will be added:

“Approval of a New Advisory Contract for one Core Fund is not contingent upon approval of both New Advisory Contracts.”

5. In response to your comment #5, the section referenced “Background of and reasons for Each Proposed New Advisory Contract” will be made consistent throughout the Proxy.

6. In response to your comment #6, see response to comment No. 7

7. In response to your comment #7, the following will be added to the section “Proxy Solicitation”:

The Board considered as part of its review of the New Advisory Contracts information previously requested and received in connection with the Board’s most recent consideration and approval of the current advisory contracts and at subsequent Board meetings. Such information addressed, among other matters, the nature and quality of services provided by Advisers to the Core Funds, including the Core Funds’ performance and potential economies of scale. As part of this consideration, the Board also noted various representations by the Adviser, including, that it will continue to provide advisory services as no charge; that no change in the nature or quality of services is proposed or anticipated in connection with the amendments; and that, if the New Advisory Contracts are approved by the Board and shareholders, the Adviser, in its discretion and subject to change by such Adviser at any time, will voluntarily agree to reimburse each Core Fund so that the third-party expenses charged to the Fund will not exceed an amount up to 0.15%.

8. In response to your comment #8, in the section “Background of and Reasons for Each Proposed New Advisory Contract” the 4th paragraph the word ‘generally’ will be removed.

9. In response to your comment #9, the following sentence will be added under the section “Advisory Fees.”

“The following tables show each Core Fund’s expenses expressed as a percentage of average daily net assets, which do not reflect the voluntary reimbursements of third-party expenses by the Adviser:”

10. In response to your comment #10, the section “Proxy Solicitation” has been revised as follows:

“Proxy Solicitation. The Proxy Voting Procedures adopted by ~~Adviser to~~ the Board of each Core Fund and the ~~Board~~ Advisers (as well as Federated-managed funds that invest in the Core Funds) include procedures with respect to the voting of proxies in situations where the investment adviser to a fund may have a conflict of interest ~~each Core Fund~~. These procedures provide, as a method of mitigating conflicts of interest, that in situations where the Adviser’s client (e.g., an investing Federated fund) owns shares of an investment company (such as a Core Fund) ~~for which the Adviser is the investment adviser,~~ the Advisers’ Proxy Voting Committee will vote the client’s proxies for that investment company in the same proportion as the votes cast by shareholders who are not clients of the Adviser, unless otherwise directed by the client (or in the case of an investment company, its Board of Directors or Trustees), which is otherwise known as “reflexive voting” or “shadow voting.” Since the Advisers, or their affiliates that are investment advisers, are either the investment adviser to the Core Funds or to the Federated funds and institutional separate accounts that invest in the Core Funds, and given that the payment of third-party fund expenses by the Core Funds will reduce the required reimbursements by each Core Fund’s Adviser, a potential conflict of interest exists. Given that there may not be any shareholders of a Core Fund other than the Federated funds or the institutional separate accounts advised by the Advisers or their affiliates that invested in the Core Fund, or only a small number of third-party institutional separate accounts invested in the Core Fund representing a small fraction of the total net assets of the Core Fund, the Boards and the Advisers do not believe it is appropriate, or in the best interests of the shareholders, to utilize reflexive voting. Given these circumstances, as permitted by the Proxy Voting Procedures, the ~~Board has~~ Boards of the Federated ~~instructed the Adviser to each Federated Fund that is a shareholder of a Core Fund~~ funds that are Core Fund shareholders have instructed the Federated investment adviser to each such Federated fund to vote the proxy in favor of the approval of the New Advisory Contract for the Core Fund.

11. In response to your comment #11, in the section “Proposed Fees Under the New Advisory Contract for each Core Fund” third paragraph, the last sentence will be removed.

12. In response to your comment #12, in the Fee Tables the section “Shareholder Fees (fees paid directly from your investment)” will be removed.

13. In response to your comment #13, in the sections “Annual Fund Operating Expenses” the following line item will be removed from each table:

“Fee Waiver and Expense Reimbursements”

14. In response to your comment #14, Exhibit A to the Investment Advisory Contract has been revised for clarity and now reads as follows:

“The Adviser shall provide services to the above-named portfolio of the Trust at no charge.”

If you have any questions, please do not hesitate to contact me at (412) 288-5741.

Very truly yours,

/s/ Kimberly R. Lieb

Kimberly R. Lieb

Paralegal